EXHIBIT 99.1

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AND

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months ended March 31, 2010 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2010

This Management’s Discussion and Analysis is dated May 13, 2010 and reflects the three-month period ended March 31, 2010 and should be read in conjunction with the interim consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2009. The Company also published an Annual Information Form and an Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico which was disposed of in 2008 for US$25 million.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia, Canada and the Courageous Lake property located in the Northwest Territories of Canada.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Results of Operations
For the three month period ended March 31, 2010, the Company reported a net profit of $73,000 compared to a net loss of $997,000 or $0.03 per share in the same period of 2009.   In the 2010 period, the Company recorded a foreign exchange gain of $1,098,000 which was principally attributed to foreign exchange gains resulting from converting the funds received from our US dollar equity financing into Canadian dollars.  The Company’s interest income from cash investments was $41,000 down from $167,000 in the same period of 2009 when the Company had larger amounts of cash to invest during the whole period and interest rates were higher.  Corporate and general expenses were higher in the same period of 2009 due to stock option compensation expenses.

Quarterly Information
Selected financial information for the first quarter of 2010 and each of the quarters for fiscal years 2009 and 2008:

1st Quarter Ended March 31, 2010
Revenue	$ Nil
Profit (Loss) for period	$73
Basic Profit (Loss) per share	$-
Diluted Profit (Loss) per share	$-

	4th Quarter Ended December 31, 2009	3rd Quarter Ended September 30, 2009	2nd Quarter Ended June 30, 2009	1st Quarter Ended March 31, 2009
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$(1,269,000)	$(1,135,000)	$(1,278,000)	$(997,000)
Basic Profit (Loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)
Diluted Profit (Loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)

	4th Quarter Ended December 31, 2008	3rd Quarter Ended September 30, 2008	2nd Quarter Ended June 30, 2008	1st Quarter Ended March 31, 2008
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$13,396,000	$(895,000)	$(1,305,000)	$(906,000)
Basic Profit (Loss) per share	$0.35	$(0.02)	$(0.03)	$(0.02)
Diluted Profit (Loss) per share	$0.34	$(0.02)	$(0.03)	$(0.02)

The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico net of an income tax provision of $5.6 million.

Mineral Interest Activities
For the three-month period ended March 31, 2010, the Company incurred expenditures of $3,767,000 on mineral interests compared to $1,821,000 in the same period of 2009.  The 2010 expenditures were mainly spent at the KSM project where the Preliminary Feasibility Study was completed and engineering, environmental and metallurgical studies continued.  (See www.seabridgegold.net/KSM-PFS.pdf for a summary on the Preliminary Feasibility Study).

During the balance of 2010, at the KSM project, drilling, engineering and environmental studies will continue.  At Courageous Lake, the Company will undertake a drilling program to upgrade and expand resources and commence studies with the intention of upgrading the project to the preliminary feasibility stage by early 2012.

Liquidity and Capital Resources
Working capital at March 31, 2010, was $57,498,000 compared to $9,140,000 at December 31, 2009.  In addition, the Company has $11 million invested in a two-year Schedule 1 Canadian bank guaranteed note at interest rates higher than the shorter term investments.  In March 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500.  Cash was provided in the three month 2010 period for operating activities in the amount of $1,137,000 (2009 – cash used was $6,125,000 which includes the payment of $5,326,000 in Mexican income taxes due on the sale of the Noche Buena project) and for mineral interests $1,939,000 (2009 - $4,140,000). In the 2010 period, the Company purchased $49.8 million in short-term investments and $11 million in long-term investments all guaranteed by Schedule 1 Canadian banks from the proceeds of the financing. The Company’s cash and investment position is sufficient to provide for planned exploration and ongoing operating activities for several years.

Internal Control Over Financial Reporting (“ICFR”)
There was no change in the Company’s ICFR that occurred during the period beginning on January 1, 2010 and ending on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding
At May 13, 2010, the issued and outstanding common shares of the Company totalled 40,545,185.  In addition, there were 1,741,000 stock options granted and outstanding (of which 595,000 were not exercisable).  On a fully diluted basis there would be 42,286,185 common shares issued and outstanding.

Related Party Transactions
During the three-month period ended March 31, 2010, a private company controlled by a director of the Company was paid $9,900 (2009 - $4,400) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $50,000 (2009 - $50,000) for corporate consulting services rendered and a third director was paid $4,200 (2009 - $5,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. As at March 31, 2010, the Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, prepared a preliminary assessment of the potential impact the new standards will have on the Company and developed a changeover plan.  The Company believes that the accounting for impairment of assets, foreign exchange, exploration costs, asset retirement obligations, stock-based compensation and income taxes under IFRS may be different than Canadian GAAP, and may impact the financial statements. The Company has not yet determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company’s plans and project for conversion to IFRS is ongoing and the Company expects that there will be no issues meeting the required timelines for conversion to IFRS.

May 13, 2010

Consolidated Balance Sheets (Unaudited, 000’s of Canadian dollars)
	March 31, 2010	December 31, 2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,591	$285
Short-term deposits	58,874	9,002
Amounts receivable and prepaid expenses	276	466
Marketable securities	724	797
	61,465	10,550

LONG-TERM GUARANTEED INVESTMENT	11,000	-

MINERAL INTERESTS (Note 2)	94,981	91,214

RECLAMATION DEPOSITS	1,552	1,552

PROPERTY AND EQUIPMENT	76	85
	$169,074	$103,401

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$3,933	$1,376
Income taxes payable	34	34
	3,967	1,410

LONG-TERM INCOME TAXES PAYABLE	137	137
PROVISIONS FOR RECLAMATION LIABILITIES	2,305	2,256

	6,409	3,803

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3)	177,123	114,027
STOCK OPTIONS (Note 3)	6,983	7,012
CONTRIBUTED SURPLUS	126	126

DEFICIT	(21,667)	(21,740)
ACCUMULATED OTHER COMPREHENSIVE INCOME	100	173
	162,665	99,598
	$169,074	$103,401
Subsequent Event (Note 2)

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Three Months Ended March 31, 2010 and 2009 (Unaudited, 000’s of Canadian dollars)

	2010	2009

EXPENDITURES
Corporate and general expenses	$(1,066)	$(1,176)
Interest income	41	167
Foreign exchange gains	1,098	12

NET PROFIT (LOSS) FOR PERIOD	73	(997)
DEFICIT, BEGINNING OF PERIOD	(21,740)	(17,062)

DEFICIT, END OF PERIOD	$(21,667)	$(18,059)

NET PROFIT (LOSS) PER SHARE – basic and diluted	$0.00	$(0.03)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	38,618,518	37,391,185

Consolidated Statements of Comprehensive Loss For the Three Months Ended March 31, 2010 and 2009 (Unaudited, 000’s of Canadian dollars)

	2010	2009

NET PROFIT (LOSS) FOR PERIOD	$73	$(997)
OTHER COMPREHENSIVE (LOSS) INCOME	(73)	151
COMPREHENSIVE LOSS	$-	$(846)

Consolidated Statements of Accumulated Other Comprehensive Income For the Three Months Ended March 31, 2010 and 2009 (Unaudited, 000’s of Canadian dollars)

	2010	2009

BALANCE, BEGINNING OF PERIOD	$173	$(105)
OTHER COMPREHENSIVE (LOSS) INCOME	(73)	151
BALANCE, END OF PERIOD	$100	$46

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2010 and 2009 (Unaudited, 000’s of Canadian dollars)

	2010	2009

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net profit (loss) for period	$73	$(997)
Items not involving cash
Stock option compensation	87	287
Accretion	49	43
Amortization	9	10
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	190	115
Accounts payable and accruals	729	(257)
Income taxes payable	-	(5,326)
	1,137	(6,125)

INVESTING ACTIVITIES
Mineral interests	(1,939)	(4,140)
Short-term deposits	(49,872)	2,352
Long-term guaranteed investments	(11,000)	-

	(62,811)	(1,788)

FINANCING ACTIVITIES
Issue of share capital	62,980	431

NET CASH PROVIDED (USED)	1,306	(7,482)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	285	8,099

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,591	$617
CHANGES IN ACCOUNTS RECEIVABLE AND LIABILITIES IN MINERAL INTERESTS	$1,828	$(2,311)

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements
At March 31, 2010
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2009.

2.	Mineral Interests
Expenditures on projects during the three-month periods ended March 31, 2010 and 2009 were as follows (000’s):

	Balance, Dec. 31, 2009	Expenditures Quarter 1, 2010	Balance, March 31, 2010
Courageous Lake	$22,404	$206	$22,610
KSM	57,851	3,480	61,331
Castle Black Rock	242	-	242
Grassy Mountain	3,606	60	3,666
Hog Ranch	680	-	680
Quartz Mountain	444	-	444
Red Mountain	1,543	11	1,554
Pacific Intermountain Gold	3,960	10	3,970
Other Nevada projects	484	-	484
	$91,214	$3,767	$94,981

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Balance, March 31, 2009
Courageous Lake	$21,908	$34	$21,942
KSM	36,140	1,687	37,827
Castle Black Rock	516	-	516
Grassy Mountain	3,469	63	3,532
Hog Ranch	1,277	-	1,277
Quartz Mountain	452	-	452
Red Mountain	1,407	13	1,420
Pacific Intermountain Gold	3,448	24	3,472
Other Nevada projects	412	-	412
	$69,029	$1,821	$70,850

Castle Black Rock, Pacific Intermountain Gold and Other Nevada Projects
In December 2009, the Company signed a letter of intent to sell the Castle Black Rock, Pacific Intermountain Gold and Other Nevada projects to Constitution Mining Corp. (“Constitution”).  The terms of the agreement called for Constitution to pay cash of US$3 million, issue three million shares and issue a US$1 million two-year convertible debenture.

The cash payments consisted of US$200,000 paid on signing the letter of intent, US$800,000 on closing the agreement, US$1,000,000 one month after closing and US$1,000,000 on the first anniversary which would be secured by an 8% promissory note. The share issuances are due as to one million shares on closing and a further two million shares at the earlier of their finding a gold resource of at least one million ounces and three years after the closing.  The convertible debenture bears interest at 8% and can be repaid by Constitution at any time prior to maturity by paying US$1,250,000.  At maturity, the balance outstanding may be converted into shares of Constitution, at Seabridge’s option, based on a US$1.00 per share conversion price.  The agreement is now scheduled to close in May 2010.

Hog Ranch
In April 2009, the Company signed an option agreement with Icon Industries Ltd., now ICN Resources Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  The acceptance by the TSX Venture Exchange was received and ICON issued the first one million shares and paid the $500,000.  In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due.  The debenture is for 18 months with interest at 5% per annum and the principal and accumulated interest is convertible into common shares of ICON at the Company’s option at $0.30 per share.  The debenture is secured by the Company’s interest in the project.

3.	Share Capital
(a)	Common shares were issued during the three-month period ended March 31, 2010 as follows:

	Shares	Amount (,000)
Balance, December 31, 2009	37,598,685	$114,027
For cash, prospectus financing (see below)	2,875,000	62,708
For cash, exercise of stock options	61,500	272
Value of options exercised	-	116
Balance, March 31, 2010	40,535,185	$177,123

On March 3, 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 (CDN$67,944,300). The agents received commission of 6.5% in cash or CDN$4,416,000 and other expenses of the financing totalled CDN$820,000.

(b) Stock Options

A summary of the status of the Company’s stock option plan at March 31, 2010 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2009	1,812,500	$7,012,000
Exercised	(61,500)	(116,000)
Value of prior years options vested	-	87,000
Outstanding, March 31, 2010	1,751,000	$6,983,000

4.	Related Party Transactions

During the three-month period ended March 31, 2010, a private company controlled by a director of the Company was paid $9,900 (2009 - $4,400) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $50,000 (2009 - $50,000) for corporate consulting services rendered and a third director was paid $4,200 (2009 - $5,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.